December 2, 2025

Li Hsien Wong
Chief Executive Officer
OFA Group
609 Deep Valley Drive, Suite 200
Rolling Hills, CA 90274

       Re: OFA Group
           Amendment No. 1 to Registration Statement on Form F-1
           Filed September 26, 2025
           File No. 333-289618
Dear Li Hsien Wong:

     We have reviewed your amended registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 3, 2025 letter.

Amendment No. 1 to Registration Statement on Form F-1
Prospectus Summary, page 1

1. We note your response to prior comment 1 and reissue in part. Please disclose the identities of your qualified third-party custodians. In addition, you disclose that you plan on "originating mortgages that are recorded on-chain and represented by Real
       World Asset (RWA) tokens." Please clarify if these mortgages will exist in two forms, a "smart contract" version and a "paper-based" version, and if the former, please disclose which financial institutions, if any, have agreed to assist with originating smart contract mortgages. Similarly, please disclose which "regulators, auditors, and investors" have agreed to hold or review smart contract mortgages. If you currently do not have partners for these RWA token represented smart contract mortgages, please
 December 2, 2025
Page 2

       disclose as much. In addition, please disclose if the RWA tokens are purely internal and whether they will be held by a third-party custodian.
Recent Developments, page 2

2. We note your response to prior comment 2 and reissue in part. Please disclose your allocation ranges, target distribution percentages, and minimum liquidity thresholds, so that potential investors can better assess the potential impact of your crypto-
       treasury strategy on your business.
Risk Factors
Risks Related to Our Cryptocurrency Treasure Strategy, page 43

3. We note your response to prior comment 4 and reissue in part. While we acknowledge the addition of the first paragraph, the remainder of the risk factor is focused on bitcoin alone. As one example only, for illustrative purposes, you state "bitcoin does not pay interest or other returns..." by contrast you do not disclose any information around Solana and SUI being "proof-of-stake" tokens that are able to generate interest.
       Please amend this risk factor, or consider drafting separate risk factors, to highlight the unique risks of each proposed crypto-treasury asset. In addition, please update your Risk Factor Summary section on page 6 to reflect the changes to this sub-section heading.
       Please contact Nicholas Nalbantian at 202-551-7470 or Cara Wirth at 202-551-7127
with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Trade &
Services
cc:   Lijia Sanchez